Exhibit 99.2

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

NOVEMBER 15, 2009

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

FOR	AGAINST	ABSTAIN

1.	TO ELECT Mr. Russell Ellwanger, Mr. Amir Elstein, Mr. Nir Gilad, Mr. Kalman Kaufman, Mr. Ron Moskovitz, Ms. Dana Gross and Mr. Rami Guzman as members of the Board of Directors of the Company.		2.	TO APPOINT Mr. Amir Elstein as Chairman of the Board of Directors of the Company and to approve his terms of compensation.	☐	☐	☐
NOMINEES:
	__ FOR ALL NOMINEES	__ Mr. Russell Ellwanger	3.	TO APPROVE the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2009 and for the period commencing January 1, 2010 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.	☐	☐	☐
__ Mr. Amir Elstein
	__ WITHHOLD AUTHORITY	__ Mr. Nir Gilad
	FOR ALL NOMINEES	__ Mr. Kalman Kaufman
__ Mr. Ron Moskovitz
	__ FOR ALL EXCEPT	__ Ms. Dana Gross
__ Mr. Rami Guzman

			4.	TO APPROVE the terms of compensation of our chief executive officer and director, Mr. Russell Ellwanger.	☐	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: —

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder: ______________ Date:_______			Signature of Shareholder: ______________ Date:_______
NOTE:	Please sign exactly as the name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD.
For the Annual and Special General Meeting of Shareholders To Be Held On Sunday, November 15, 2009
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the “Company”) hereby appoints each of Oren Shirazi, Nati Somekh Gilboa and Dina Back Frimer of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Special General Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Sunday, November 15, 2009 at 11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual and Special General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirm all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1 through 4.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)